Exhibit 99.1

Consolidated Interim Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

For the three–month and–six month periods ended August 31, 2011 and 2010 and as at March 1, 2010

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Financial Statements
(Unaudited)

For the three–month and six–month periods ended August 31, 2011 and 2010 and as at March 1, 2010

Financial Statements
Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Income (Loss)	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Financial Position
(Unaudited)

As of August 31, 2011, February 28, 2011 and March 1, 2010

	August 31,	February 28,	March 1,
	2011	2011	2010

Assets

Current assets:
Cash	$3,672,183	$–	$1,093,194
Short–term investments	9,491,146	3,512,858	1,001,011
Trade and other receivables	7,301,335	5,627,191	3,290,654
Tax credits receivable	497,594	644,753	664,131
Prepaid expenses	265,257	968,530	99,859
Inventories	6,646,704	4,544,917	2,645,752
	27,874,219	15,298,249	8,794,601

Government grant receivable	100,000	150,000	150,000
Property, plant and equipment	6,147,052	6,107,528	6,327,407
Intangible assets	1,273,101	1,268,867	1,223,309

	$35,394,372	$22,824,644	$16,495,317

Liabilities and Equity

Current liabilities:
Bank overdraft	$–	$39,533	$–
Loans and borrowings (note 8)	971,580	1,615,491	1,002,337
Trade and other payables	3,968,171	3,258,063	2,416,413
Advance payments	850,905	823,639	878,814
	5,790,656	5,736,726	4,297,564

Loans and borrowings (note 8)	3,320,728	3,799,831	4,805,024
Convertible debentures (note 9)	–	–	489,842
Debenture conversion options	–	–	489,462
Private placement warrants (note 4 (b))	739,945	–	–
Derivative financial liabilities (note 4 (c))	–	–	233,790
	9,851,329	9,536,557	10,315,682

Equity:
Share capital	45,381,045	31,271,660	25,237,147
Warrants	829,464	104,987	350,608
Contributed surplus	8,281,491	9,488,661	9,035,331
Deficit	(32,001,984)	(28,628,435)	(28,850,227)
Total equity attributable to equity holders of the Company	22,490,016	12,236,873	5,772,859

Non–controlling interest	309,770	941,780	–
Subsidiary options	2,743,257	109,434	406,776
Total equity attributable to non–controlling interest	3,053,027	1,051,214	406,776

Total equity	25,543,043	13,288,087	6,179,635

	$35,394,372	$22,824,644	$16,495,317

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Earnings and Comprehensive Income (Loss)
(Unaudited)

Three–month and six–month periods ended August 31, 2011 and 2010

	Three–month periods ended		Six–month periods ended
	August 31,		August 31,
	2011	2010	2011	2010

Revenue	$4,352,924	$4,087,645	$8,636,158	$8,232,318
Cost of sales	(2,130,257)	(1,733,512)	(4,188,730)	(3,430,830)
Gross profit	2,222,667	2,354,133	4,447,428	4,801,488

Other income – revenue from research contracts	–	26,681	9,464	43,520
Selling expenses	(418,554)	(320,343)	(1,066,872)	(578,700)
General and administrative expenses	(2,329,434)	(1,096,700)	(4,141,507)	(2,387,294)
Research and development expenses, net of tax credits of $(9,325) and $99,379 (2010 – $239,644 and $214,733)	(1,495,913)	(567,061)	(2,232,094)	(1,087,159)
Results from operating activities	(2,021,234)	396,710	(2,983,581)	791,855

Interest income	36,059	5,511	51,118	12,214
Other finance income (costs) net	119,141	16,630	(320,268)	150,441
Foreign exchange gain	98,502	104,486	226,330	62,932
Net finance (expense) income	253,702	126,627	(42,820)	225,587

Net (loss) profit and comprehensive income (loss) for the period	$(1,767,532)	$523,337	$(3,026,401)	$1,017,442

Net (loss) profit and comprehensive income (loss) attributable to:
Owners of the Company	$(1,075,984)	$814,703	$(1,914,488)	$1,527,806
Non–controlling interest	(691,548)	(291,366)	(1,111,913)	(510,364)

Total comprehensive income (loss) for the period	$(1,767,532)	$523,337	$(3,026,401)	$1,017,442

Basic earnings (loss) per share	$(0.036)	$0.013	$(0.065)	$0.025
Diluted earnings (loss) per share	(0.036)	0.013	(0.065)	0.025

Weighted average number of common shares	49,038,234	40,021,441	46,801,613	39,341,315

See accompanying notes to unaudited interim consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity
(Unaudited)

Six–month periods ended August 31, 2011 and 2010

	Attributable to equity holders of the Company						Attributable to non–controlling interest
								Non
	Share capital			Contributed			Subsidiary	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	options	interest	Total	equity

Balance, February 28, 2011	42,490,873	$31,271,660	$104,987	$9,488,661	$(28,628,435)	$12,236,873	$109,434	$941,780	$1,051,214	$13,288,087

Net loss and total comprehensive loss for the period	–	–	–	–	(1,914,488)	(1,914,488)	–	(1,111,913)	(1,111,913)	(3,026,401)
	42,490,873	31,271,660	104,987	9,488,661	(30,542,923)	10,322,385	109,434	(170,133)	(60,699)	10,261,686

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Issuance of shares and warrants through private placement	5,785,057	10,139,717	743,195	–	–	10,882,912	–	–	–	10,882,912
Share–based payment transactions	–	–	–	1,323,171	–	1,323,171	156,146	–	156,146	1,479,317
Share options exercised	1,093,825	3,835,890	–	(1,068,595)	–	2,767,295	–	–	–	2,767,295
Warrants exercised	48,082	133,778	(18,718)	–	–	115,060	–	–	–	115,060
Distribution of subsidiary rights as dividend	–	–	–	(1,492,046)	–	(1,492,046)	1,492,046	–	1,492,046	–

Total contributions by and distribution to owners	6,926,964	14,109,385	724,477	(1,237,470)	–	13,596,392	1,648,192	–	1,648,192	15,244,584

Change in ownership interests in subsidiaries that do not result in a loss of control
Conversion of subsidiary convertible redeemable shares	–	–	–	–	(1,459,061)	(1,459,061)	–	1,459,061	1,459,061	–
Distribution of subsidiary rights by Acasti	–	–	–	–	–	–	998,234	(998,234)	–	–
Exercise of subsidiary warrants by third parties	–	–	–	30,300	–	30,300	–	19,076	19,076	49,376
Buyback of subsidiary rights	–	–	–	–	–	–	(12,603)	–	(12,603)	(12,603)
Total changes in ownership interest in subsidiaries	–	–	–	30,300	(1,459,061)	(1,428,761)	985,631	479,903	1,465,534	36,773

Total transactions with owners	6,926,964	14,109,385	724,477	(1,207,170)	(1,459,061)	12,167,631	2,633,823	479,903	3,113,726	15,281,357

Balance at August 31, 2011	49,417,837	$45,381,045	$829,464	$8,281,491	$(32,001,984)	$22,490,016	$2,743,257	$309,770	$3,053,027	$25,543,043

See accompanying notes to unaudited consolidated interim financial statements

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity, Continued
(Unaudited)

Six–month periods ended August 31, 2011 and 2010 (continued)

	Attributable to equity holders of the Company						Attributable to non–controlling interest
								Non
	Share capital			Contributed			Subsidiary	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	options	interest	Total	equity

Balance, March 1, 2010	38,234,745	$25,237,147	$350,608	$9,035,331	$(28,850,227)	$5,772,859	$406,776	$–	$406,776	$6,179,635

Net profit (loss) and total comprehensive income (loss) for the period	–	–	–	–	1,527,806	1,527,806	–	(510,364)	(510,364)	1,017,442
	38,234,745	25,237,147	350,608	9,035,331	(27,322,421)	7,300,665	406,776	(510,364)	(103,588)	7,197,077

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share–based payment transactions	–	–	–	290,253	–	290,253	–	–	–	290,253
Share–options exercised	870,000	373,431	–	(155,931)	–	217,500	–	–	–	217,500
Warrants exercised	1,068,000	1,607,024	(330,580)	–	–	1,276,444	–	–	–	1,276,444
Expiry of warrants	–	–	(619)	510	163	54	–	–	–	54

Total contributions by and distribution to owners	1,938,000	1,980,455	(331,199)	134,832	163	1,784,251	–	–	–	1,784,251

Change in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of interest in subsidiary – exercise of Debenture Call options	–	–	–	440,770	–	440,770	(241,588)	72,418	(169,170)	271,600
Total changes in ownership interest in subsidiaries	–	–	–	440,770	–	440,770	(241,588)	72,418	(169,170)	271,600

Total transactions with owners	1,938,000	1,980,455	(331,199)	575,602	163	2,225,021	(241,588)	72,418	(169,170)	2,055,851

Balance at August 31, 2010	40,172,745	$27,217,602	$19,409	$9,610,933	$(27,322,258)	$9,525,686	$165,188	$(437,946)	$(272,758)	$9,252,928

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Cash Flows
(Unaudited)

Three–month and six–month periods ended August 31, 2011 and 2010

	Three–month periods ended		Six–month periods ended
	August 31,		August 31,
	2011	2010	2011	2010

Cash flows from operating activities:
Net (loss) profit for the period	$(1,767,532)	$523,337	$(3,026,401)	$1,017,442
Adjustments:
Depreciation of property, plant and equipment	177,873	212,114	361,124	390,079
Amortization of intangible assets	8,113	8,287	16,225	16,294
Stock–based compensation	891,096	213,041	1,479,317	290,253
Net finance expense	(253,702)	(126,627)	42,820	(225,587)
Foreign exchange	98,502	104,486	226,330	62,932
	(845,650)	934,638	(900,585)	1,551,413

Changes in non–cash operating working capital items:
Trade and other receivables	(1,326,444)	(732,093)	(1,624,144)	(551,040)
Inventories	35,929	(445,155)	(2,101,787)	(1,614,349)
Tax credits receivable	(253,445)	(309,155)	147,159	(8,867)
Prepaid expenses	(8,974)	(9,469)	703,273	(286,282)
Trade and other payables	72,975	(551,633)	710,108	(101,544)
Advance payments	6,847	27,720	27,266	(51,751)
	(1,473,112)	(2,019,785)	(2,138,125)	(2,613,833)

	(2,318,762)	(1,085,147)	(3,038,710)	(1,062,420)

Cash flows from investing activities:
Interest received	36,059	5,511	51,118	12,214
Acquisition of property, plant and equipment	(366,159)	(366,298)	(450,898)	(552,015)
Acquisition of intangible assets	(16,747)	(924)	(20,459)	(7,922)
Maturity of short–term investments	931,077	–	–	–
Acquisition of short–term investments	(491,320)	(2,067)	(5,978,288)	(2,067)
	92,910	(363,778)	(6,398,527)	(549,790)

Cash flows from financing activities:
Increase in bank loan	–	140,000	–	140,000
Repayment of loans and borrowings	(244,935)	(251,325)	(1,123,014)	(540,462)
Proceeds from exercise of subsidiary warrants	49,376	–	49,376	1,335,000
Buyback of subsidiary rights	(12,603)	–	(12,603)	–
Proceeds from exercise of warrants	115,060	–	115,060	271,600
Net proceeds from private placement	(14,612)	–	11,502,706	–
Proceeds from exercise of options	2,594,295	217,500	2,767,295	217,500
Interest paid	(90,866)	(88,798)	(149,867)	(182,520)
	2,395,715	17,377	13,148,953	1,241,118

Net increase (decrease) in cash	169,863	(1,431,548)	3,711,716	(371,092)

(Bank indebtedness) cash, beginning of period	3,502,320	2,153,650	(39,533)	1,093,194

Cash, end of period	$3,672,183	$722,102	$3,672,183	$722,102

See accompanying notes to unaudited interim consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three–month and six–month periods ended August 31, 2011 and 2010 and as at March 1, 2010

1.	Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Company") is incorporated under Part 1A of the Companies Act (Québec).The Company is domiciled in Canada and its registered office is located at 225 Promenade du Centropolis, Laval, Québec H7T 0B3. The condensed consolidated interim financial statements of the Company comprise the Company and its subsidiaries. The Company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries. The Company develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process Neptune OceanExtractTM . The Company develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil – NKO® and ECO Krill Oil – EKOTM , as well as its protein concentrated Neptune Krill Aquatein – NKATM . Its products are aimed at the nutraceutical, biopharmaceutical, cosmetics and pet food markets.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These are the Company’s second IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1 First–time Adoption of International Financial Reporting Standards has been applied. The first date at which IFRS was applied was March 1, 2010. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS have been omitted or condensed. Accordingly the condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

An explanation of how the transition to IFRS has affected the previously reported financial position, financial performance and cash flows of the Company is provided in note 15. This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity reported under previous Canadian GAAP to those reported for those periods under IFRS.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

Liabilities for warrants which are measured at fair value; and

Separable embedded derivatives and other non–trading derivatives which are measured at fair value.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of estimates and judgements:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the nature of significant judgements made by management applying the Company’s accounting policies and the key sources of estimating uncertainties are expected to be the same as those applied in the first annual consolidated financial statement under IFRS.

2.	Basis of preparation (continued):

(d)	Use of estimates and judgements (continued):

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Assessing derivatives over the Company’s equity for liability or equity classification; and

Assessing the recognition of contingent liabilities.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

Recoverability of intangible assets that have indefinite useful lives or that are not yet available for use;

Utilization of tax losses;

Measurement of derivative financial liabilities and stock–based compensation; and

Collectability of trade receivable.

Also, the Company uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Company recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements, including the opening IFRS statement of financial position at March 1, 2010 for the purposes of the transition to IFRSs, and have been applied consistently by the Company’s subsidiaries.

(a)	Basis of consolidation:

(i)	Subsidiaries:

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from those activities. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

(ii)	Transactions eliminated on consolidation:

Intra–group balances and transactions, and any unrealized income and expenses arising from intra–group transactions, are eliminated in preparing the consolidated financial statements.

(iii)	Acquisitions and dispositions of non–controlling interests:

Acquisitions and dispositions of non–controlling interests are accounted for as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of acquisitions and no gain or loss is recognised in connection with dispositions.

Comprehensive income is attributed to the Company’s owners and to non–controlling interests in accordance with their respective shareholdings of participating equity instruments.

3.	Significant accounting policies (continued):

(b)	Financial instruments:

(i)	Non–derivative financial assets:

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position (balance sheet) when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non–derivative financial assets: cash, short term investments and receivables.

Cash

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables, and short–term investments with maturities of less than one year.

(ii)	Non–derivative financial liabilities:

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position (balance sheet) when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non–derivative financial liabilities: loans and borrowings, and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

3.	Significant accounting policies (continued):

(b)	Financial instruments (continued):

(iv)	Derivative financial instruments:

The Company has issued liability–classified derivatives and embedded derivatives over its own equity. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

From time to time, the Company also holds derivative financial instruments to reduce its foreign currency risk exposure. The Company does not hold or use derivative financial instruments for speculation purposes.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other non–trading derivatives

When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(c)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted–average cost method. The cost of finished goods and work in process is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(d)	Property, plant and equipment:

(i)	Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self–constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income or expenses” in profit or loss.

3.	Significant accounting policies (continued):

(d)	Property, plant and equipment (continued):

(ii)	Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day–to–day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on either a straight–line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Building and building components	Straight–line	15 to 40 years
Laboratory and plant equipment	Straight–line	5 to 10 years
Furniture and office equipment	Diminishing balance	20% to 30%
Computer equipment and software	Straight–line	2 to 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted prospectively if appropriate.

(e)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

3.	Significant accounting policies (continued):

(e)	Intangible assets (continued):

(ii)	Other intangible assets:

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

Trademarks and licences

Trademarks and licenses have indefinite useful lives considering that they can be renewed at a minimal cost and are recognized using the cost model and are not amortized. They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they are impaired. Any impairment is recognized in profit or loss.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(iv)	Amortization:

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight–line basis over the estimated useful lives of intangible assets, other than trademarks and licences, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Periods

Patents	20 years
Capitalized development costs	5 years

(f)	Leased assets:

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability, irrespective of whether some of these lease payments are payable up–front at the date of the inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight–line basis over the lease term. Associated costs, such as maintenance and insurance are expensed as incurred.

3.	Significant accounting policies (continued):

(g)	Impairment:

(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Company considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non–financial assets:

The carrying amounts of the Company’s non–financial assets, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash–generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash–generating unit, or CGU'').

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.	Significant accounting policies (continued):

(h)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre–tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non–occurrence of one or more uncertain future events not within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(i)	Revenue:

(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(ii)	Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(a)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related services are delivered and all obligations are performed.

(b)	Milestone payments:

Milestone payments based on product development, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and collectability is reasonably assured. Contract payments received in advance that are potentially refundable are recorded as ''advance payments'' on the consolidated statements of financial position.

3.	Significant accounting policies (continued):

(j)	Government grants:

Government grants consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized. Grants that compensate the Company for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(k)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight–line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the period in which they are incurred.

(l)	Foreign currency:

Transactions in foreign currencies are translated to the respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non–monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non–monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(m)	Employee benefits:

(i)	Short–term employee benefits:

Short–term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short–term cash bonus or profit–sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share–based payment transactions:

The grant date fair value of share–based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus and subsidiary options, as applicable, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non–market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non–market performance conditions at the vesting date.

Share–based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity–settled share–based payment transactions, regardless of how the equity instruments are obtained by the Company.

3.	Significant accounting policies (continued):

(m)	Employee benefits (continued):

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(n)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial liabilities at fair value through profit or loss, and impairment losses recognized on financial derivative assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Company recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

(o)	Income tax:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.	Significant accounting policies (continued):

(p)	Earnings per share:

The Company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants and share options granted to employees.

(q)	Segment reporting:

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are reviewed regularly by the Company’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets.

(r)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended August 31, 2011, and have not been applied in preparing these consolidated interim financial statements.

(i)	Financial instruments:

In November 2009 the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)), and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available–for–sale and loans and receivable. Financial assets will be classified into one of two categories on initial recognition:

financial assets measured at amortized cost; or

financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held–for–trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share–by–share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39 except as described below.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. For annual periods beginning before January 1, 2013, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

3.	Significant accounting policies (continued):

(r)	New standards and interpretations not yet adopted (continued):

(ii)	Consolidated financial statements:

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special–purpose entities. The consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on March 1, 2013. The Company does not expect IFRS 10 to have a material impact on the financial statements.

(iii)	Disclosure of interests in other entities:

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non– contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows.

The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on March 1, 2013. The Company does not expect the amendments to have a material impact on the financial statements.

(iv)	Fair value:

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.

IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

3.	Significant accounting policies (continued):

(v)	Amendments to IAS 19 – Employee Benefits:

In June 2011, the IASB published an amended version of IAS 19 Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendment is generally applied retrospectively with certain exceptions.

The amendments change the definition of short–term employee benefits and also impacts termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37 Provisions, and when the entity can no longer withdraw the offer of the termination benefits.

The Company intends to adopt the amendments in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

(vi)	Amendments to IAS 1 – Presentation of Financial Statements:

In June 2011, the IASB published amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively. Early adoption is permitted.

The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the profit or loss and other comprehensive income in two statements has remained unchanged.

The Company intends to adopt the amendments in its financial statements for the annual period beginning on March 1, 2013. As the amendments only require changes in the presentation of items in other comprehensive income, the Company does not expect the amendments to IAS 1 to have a material impact on the financial statements.

4.	Capital and other components of equity:

(a)	Share capital and warrants: Authorized capital stock:

Unlimited number of shares without par value:

>> Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

>> Series A preferred shares, non–voting, non–participating, fixed, preferential and non–cumulative dividend of 5% of paid–up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

On May 3 and May 13, 2011, the Company closed the two portions of a private placement financing, from U.S. and Canadian accredited investors, for gross proceeds of $12,441,492.

A portion of the proceeds came from US institutional investors for 2,722,222 common shares at $US2.25 per share and warrants to purchase 680,556 additional common shares. The warrants to purchase additional shares will be exercisable at a price of US$2.75 per share for 18 months commencing one day following their issue date. The other portion of the proceeds came from Canadian institutional investors for 3,062,835 common shares at $2.15 per share and warrants to purchase 765,709 additional shares. The warrants to purchase additional shares will be exercisable at a price of $2.65 per share for 18 months commencing one day following their issue date.

4.	Capital and other components of equity:

(b)	Warrants:

The warrants of the Company are composed of the following as at August 31, 2011, February 28, 2011 and March 1, 2010:

		August 31,		February 28,		March 1,
		2011		2011		2010

	Number		Number		Number
	outstanding	Amount	outstanding	Amount	outstanding	Amount

Debenture warrants	–	$–	–	$–	1,070,000	$331,199
Conversion warrants	234,810	75,069	255,392	86,601	36,598	19,409
2010 Private placement	27,027	11,200	54,527	18,386	–	–
2011 Private placement – CA	765,709	743,195	–	–	–	–
2011 Private placement – US	680,556	739,945	–	–	–	–

	1,708,102	$1,569,409	309,919	$104,987	1,106,598	$350,608

	August 31,	February 28,	March 1,
	2011	2011	2010

Classified as:
Equity	$829,464	$104,987	$350,608
Liability	739,945	–	–

	$1,569,409	$104,987	$350,608

The significant terms of the warrants are as follows:

Exercise
	price	Expiry

Debenture warrants	$–	–
Conversion warrants	2 – 2.25	Multiple – October 9, 2011
Private placement warrants – CA	2.65	November 3, 2011
Private placement warrants – US	USD 2.75	November 3, 2011

4.	Capital and other components of equity (continued):

(c)	Subsidiary options:

Subsidiary options held by the Company are eliminated upon consolidation. Subsidiary options not held by the Company and Call Options on the Company’s own subsidiary shares are detailed as follows as at August 31, 2011, February 28, 2011, and March 1, 2010:

		August 31,		February 28,		March 1,
		2011		2011		2010

	Number		Number		Number
	outstanding	Amount	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 2 warrants	–	$–	–	$–	9,027,142	$233,790
Series 4 warrants	5,866,250	174,568	5,852,500	83,932	4,755,000	–
Series 5 warrants	–	–	–	–	30,000	–
Options outstanding under stock–based compensation plan	3,260,000	–	800,000	–	850,000	–
Debenture call options	–	–	–	–	1,100,000	244,612
Conversion call options	–	–	–	–	9,455,867	162,164
Rights	6,119,444	2,477,677	–	–	–	–
	15,245,694	2,652,245	6,652,500	83,932	25,218,009	640,566

NeuroBiopharm Inc.
Series 4 warrants	–	–	5,820,000	25,202	4,660,000	–
Series 5 warrants	–	–	30,000	–	30,000	–
Series 2011–1	–	–	–	–	–	–
Series 2011–2	150,000	982	–	–	–	–
Series 2011–3	8,009,679	90,030	–	–	–	–
Options outstanding under stock–based compensation plan	546,250	–	–	–	–	–
	8,705,929	91,012	5,850,000	25,502	4,690,000	–

	23,951,623	$2,743,257	12,502,500	$109,434	29,908,009	$640,566

	August 31,	February 28,	March 1,
	2011	2011	2010

Classified as:
Equity	$2,743,257	$109,434	$406,776
Liability	–	–	233,790

	$2,743,257	$109,434	$640,566

4.	Capital and other components of equity (continued):

The characteristics of the Acasti subsidiary warrants are as follows:

Series 2 allowed the holder to purchase one Class A share of Acasti for $0.40 per share until November 17, 2010.

Series 4 allows the holder to purchase one class A share of Acasti for $0.25 per share until October 8, 2012.

Series 5 allowed the holder to purchase one class A share of Acasti for $0.30 per share until December 31, 2010.

The characteristics of the Acasti subsidiary Rights are as follows:

On July 5, 2011, Acasti issued to the holders of its outstanding Class A shares transferable rights to subscribe for Class A Shares. Each registered holder of Class A Shares received one Right for each Class A Share held. Ten Rights plus the sum of $1.25 were required to subscribe for one Class A Share.

On April 12, 2011, NeuroBioPharm proceeded with the following transactions affecting its capital structure:

NeuroBioPharm consolidated all classes of its capital stock on a 2:1 basis.

NeuroBioPharm exchanged the resulting 50 Class A shares for 1,000 new Class A shares, 26,000,000 Class H shares redeemable for $0.45 per share and 6,000,000 Series 2011–1 warrants.

NeuroBioPharm exchanged the resulting 17,500,000 Class C shares, 3,500,000 Series 4 warrants and 1,500,000 Series 5 warrants for 17,500,000 Class G shares redeemable for $0.20 per share, 3,450,075 Series 2011–2 warrants and 8,050,175 Series 2011–3 warrants.

The Company converted its accounts receivable in the amount of approximately $850,000 into 8,500,000 Class A shares.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 4 allowed the holder to purchase one Class A share of NeuroBioPharm for $0.10 per share until December 24, 2013.

Series 5 allowed the holder to purchase one Class A share of NeuroBioPharm for $0.20 per share until December 24, 2011.

Series 2011–1 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the Corporation's shares on a recognized stock exchange; or (ii) on April 12, 2014.

Series 2011–2 allows the holder to purchase one Class A share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the Corporation's shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011–3 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until April 16, 2016.

(d) Distribution of subsidiary rights as dividend:

On July 6, 2011, Neptune received from Acasti’s rights offering a total of 38,617,733 rights. Neptune transferred these rights to its own shareholders at the Record Date in payment of a dividend on its common shares. The dividend declared by Neptune on its common shares is of $0.030421697 per common share and this dividend is paid by the transfer to Neptune’s shareholder at the Record Date of 0.787 of an Acasti Right per common share of Neptune. The dividend declared represents a value of $1,492,046. On July 6, 2011, Neptune repurchased 326,000 of Acasti Rights, for an amount of $12,603.

5.	Non–controlling interest:

During the six–month period ended August 31, 2011, the Company’s participation in Acasti Pharma changed as follows:

On March 21, 2011, the outstanding Class B and Class C shares of Acasti, of 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis. Following this conversion, the Company owns 60% of class A shares, which also reflects its participation and share of the vote.

Throughout the three–month period ended August 31, 2011, various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 151,250 shares by Acasti.

5.	Non–controlling interests (continued):

The distribution of the shareholdings of issued and outstanding Acasti Pharma’s capital stock between the Company and other shareholders as at August 31, 2011, February 28, 2011 and March 1, 2010 is detailed as follows:

			August 31,
			2011
		Other
	Company	shareholders	Total
Class A shares	38,617,733	25,967,961	64,585,694
Votes	60%	40%	100%
Participation	60%	40%	100%

			February 28,
			2011
		Other
	Company	shareholders	Total
Class A shares	33,667,733	25,506,711	59,174,444
Class B shares	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000
	38,617,733	25,816,711	64,434,444
Votes	76%	24%	100%
Participation	57%	43%	100%

5.	Non–controlling interests (continued):

			March 1,
			2010
		Other
	Company	shareholders	Total
Class A shares	28,784,133	18,889,791	47,673,924
Class B shares	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000
	33,734,133	19,199,791	52,933,924
Votes	80%	20%	100%
Participation	60%	40%	100%

Class A shares are voting (one vote per share), participating and without par value.

Class B shares are voting, (ten votes per share), non–participating, without par value and maximum annual non–cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one–for–one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

Class C shares are non–voting, non–participating, without par value and maximum annual non–cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one–for–one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions.

Throughout the period ended August 31, 2011, the Company owned at least 99% of NeuroBioPharm’s issued and outstanding capital stock.

6.	Share–based payment:

Description of the share–based payment arrangements:

At August 31, 2011 the Company has the following share–based payment arrangements:

(a)	Company stock–based compensation plan:

The Company has established a stock–based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan 6,580,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The Company’s stock–option plan allows the Company to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding. The total number of shares issued to a single person cannot exceed 5% of the Company’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

6.	Share–based payment (continued):

(a)	Company stock–based compensation plan (continued):

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

The number and weighted average exercise prices of share options are as follows:

	Six–month period ended		Six–month period ended
	August 31, 2011		August 31, 2010
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at March 1, 2011 and 2010	$2.27	3,871,625	$1.63	2,920,250
Forfeited	2.61	(77,000)	2.50	(23,625)
Expired	2.70	(326,300)	–	–
Exercised	2.53	(1,093,825)	0.25	(870,000)
Granted	3.22	250,000	1.57	1,065,000

Outstanding at August 31, 2011 and 2010	$2.18	2,624,500	$1.99	3,091,625

Exercisable at August 31, 2011 and 2010	$1.98	1,060,575	$2.21	1,953,153

The fair value of options granted has been estimated according to the Black–Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the periods ended:

	Three–month period ended		Six–month period ended
	August 31,		August 31,
	2011	2010	2011	2010

Dividend	0.11%	0%	0.06%	0%
Risk–free interest	1.38%	1.75%	1.60%	1.78%
Estimated life	2.12 years	2.43 years	1.99 years	2.43 years
Expected volatility	70.92%	82.68%	71.81%	82.49%

The weighted average of the fair value of the options granted to employees during the period is $1.10 (2010 – $0.67)

6.	Share–based payment (continued):

(b)	Acasti Pharma stock–based compensation plan:

The subsidiary Acasti Pharma has established a stock–based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. Under this plan, the maximum number of options that can be issued equalled the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On March 21, 2011, Acasti’s Board of Directors amended the incentive stock option plan (the “Plan”). The amendments to the Plan were approved by the shareholders on June 22, 2011. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

The number and weighted average exercise prices of share options are as follows:

	Six–month period ended		Six–month period ended
	August 31, 2011		August 31, 2010
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at March 1, 2011 and 2010	$0.25	800,000	$0.25	850,000
Exercised	0.25	(25,000)	–	–
Granted	1.41	2,485,000	–	–

Outstanding at August 31, 2011 and 2010	$1.14	3,260,000	$0.25	850,000

Exercisable at August 31, 2011 and 2010	$0.25	557,500	$0.25	395,000

The fair value of options granted has been estimated according to the Black–Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three–month and six–month periods ended:

	Three–month	Six–month
	period ended	period ended
	August 31, 2011	August 31, 2011

Dividend	–	–
Risk–free interest	1.85%	1.86%
Estimated life	3.87 years	3.87 years
Expected volatility	97.31%	97.21%

The weighted average of the fair value of the options granted to employees during the three–month and six–month periods is $0.92 (2010 – nil)

6.	Share–based payment (continued):

(c)	NeuroBioPharm stock–based compensation plan:

On May 25, 2011, the Board of Directors approved the establishment of a stock option plan for Board members, executive officers, employees and consultants of the NeuroBioPharm. The maximum number of Class A shares that may be issued under the plan is 600,000 Class A shares, with specified individual limits established for consultants, investor relations and individuals. The exercise price of the options will be determined by the Board of Directors but may not be lower than either (i) the price per share obtained in the latest arm’s length private placement within the last year and (ii) the demonstration of value in one of the following ways: formal valuation; deferred expenditures incurred within the five previous years which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which NeuroBioPharm intends to conduct a recommended research and development program in the following twelve months; net tangible assets; five times average cash flows; or some other determination of value acceptable to a recognized stock exchange where the securities of NeuroBioPharm are listed. The life of the option will be a maximum of 10 years.

On May 25, 2011, 546,250 options were granted to certain directors and officers of NeuroBioPharm. These options vest over a period of two years, are exercisable at a price of $0.50 per share and will expire on May 25, 2016. The options granted under the plan are subject to the approval of the recognized stock exchange and the disinterested shareholders of the Company. Shareholder approval was obtained in June 2011.

The number and weighted average exercise prices of share options are as follows:

	Six–month period ended		Six–month period ended
	August 31, 2011		August 31, 2010
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at March 1, 2011 and 2010	$–	–	$–	–
Granted	0.50	546,250	–	–

Outstanding at August 31, 2011 and 2010	$0.50	546,250	$–	–

Exercisable at August 31, 2011 and 2010	$–	–	$–	–

The fair value of options granted has been estimated according to the Black–Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the period:

Six–month
period ended
August 31, 2011

Dividend	–
Risk–free interest	2.08%
Estimated life	3.5 years
Expected volatility	75%

The weighted average of the fair value of the options granted to employees during the period is $0.02 (2010 – nil)

6.	Share–based payment (continued):

(d)	Other stock–based compensation:

From time to time, the Company awards incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti and Series 2011–2 and Series 2011–3 warrants it owns in its subsidiary NeuroBioPharm. The rights over Acasti warrants vest gradually until October 8, 2012, and those over NeuroBioPharm warrants, until December 24, 2012. All are subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over Acasti warrants are as follows:

	Six–month period ended		Six–month period ended
	August 31, 2011		August 31, 2010
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	rights	price	rights

Outstanding at March 1, 2011 and 2010	$0.31	5,792,500	$0.25	4,695,000
Forfeited	0.35	(25,000)	–	–
Exercised	0.31	(126,250)	–	–
Granted	1.25	165,000	0.51	1,240,000

Outstanding at August 31, 2011 and 2010	$0.33	5,806,250	$0.30	5,935,000

Exercisable at August 31, 2011 and 2010	$0.27	4,658,750	$0.26	4,398,750

The fair value of rights granted has been estimated according to the Black–Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the periods ended:

Three–month period ended		Six–month period ended
	August 31,	August 31,
	2010	2011	2010

Dividend	0%	0%	0%
Risk–free interest	1.87%	1.71%	1.98%
Estimated life	2.52 years	2.38 years	2.59 years
Expected volatility	75%	96.74%	75%

No rights were granted during the three–month period ended August 31, 2011.

The weighted average of the fair value of the rights granted to employees during the six–month period is $0.66 (2010 – $0.22)

6.	Share–based payment (continued):

(d)	Other stock–based compensation (continued):

The number and weighted average exercise prices of rights over NeuroBioPharm warrants are as follows:

	Six–month period ended		Six–month period ended
	August 31, 2011		August 31, 2010
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	rights	price	rights

Outstanding at March 1, 2011 and 2010	$0.13	5,745,000	$0.10	4,590,000
Cancelled	0.10	(10,000)	–	–
Series 4 exchanged	0.13	(5,735,000)	–	–
Series 2011–3 granted	0.43	6,594,399	–	–
Forfeited	0.57	(39,501)	–	–
Granted	0.64	1,524,279	0.23	1,250,000

Outstanding at August 31, 2011 and 2010	$0.47	8,079,177	$0.13	5,840,000

Exercisable at August 31, 2011 and 2010	$0.42	5,466,878	$0.10	4,188,750

The fair value of rights granted has been estimated according to the Black–Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the periods ended:

Three–month period ended		Six–month period ended
	August 31,	August 31,
	2010	2011	2010

Dividend	0%	0%	0%
Risk–free interest	2.08%	2.19%	2.04%
Estimated life	3.45 years	3.49 years	2.57 years
Expected volatility	75%	75%	75%

No rights were granted during the three–month period ended August 31, 2011.

The weighted average of the fair value of the options granted to employees during the six–month period is $0.01 (2010 – $0.12)

As explained in note 4, on April 12, 2011, during the transaction affecting its capital structure, NeuroBioPharm exchanged the 5,735,000 Series 4 warrants held by employees for 6,594,399 Series 2011–3 warrants. The characteristics of the Series 4 and Series 2011–3 warrants are described in note 4.

7.	Partnership and collaboration agreements:

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil – NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. In addition, during the six–month period ended August 31, 2010, the Company received an amount of €100,000 which was conditional to the Company receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Company under this agreement. As at August 31, 2011, an amount of $850,905 is included in “advance payments” in the consolidated statement of financial position ($823,639 – February 28, 2011; $882,620 – March 1, 2010).

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project in the effects of Neptune Krill Oil – NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. As at August 31, 2011 and 2010, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the six–month period ended August 31, 2011, revenues of $9,464 were recognized in consolidated comprehensive income on the basis of percentage of completion of the clinical study ($16,839 – 2010). As at August 31, 2011, the difference between the payments received of $199,860 and cumulative revenues recognized to that date amounts to $95,899, and is included in “Trade and other receivables” in the consolidated statement of financial position.

8.	Loans and borrowings:

This note provides information about the contractual terms of the Company’s interest–bearing loans and borrowings, which are measured at amortized cost.

	August 31,	February 28,	March 1,
	2011	2011	2010

Non–current liabilities

Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first–ranking mortgage on the plant, a first–ranking mortgage on all movable assets (except for accounts receivable and inventories), current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement), and a second–ranking mortgage on all accounts receivable and inventories, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.

	$2,094,328	$2,340,720	$2,833,502

Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2014	2,133,722	2,350,710	2,820,852

Two refundable contributions obtained from a federal program available for small and medium–sized businesses, without collateral or interest, payable in semi–annual instalments of $9,701 until October 2012 and $6,562 until December 2011, respectively	35,663	51,928	84,456

Finance lease liabilities, interest rates varying from 7.1% to 10.6%, payable in average monthly instalments of $2,589 ($2,589 as at February 28, 2011 and $4,123 as at March 1, 2010), maturing at different dates until 2014	28,595	41,964	68,551
	4,292,308	4,785,322	5,807,361

Less current portion	971,580	985,491	1,002,337

Loans and borrowings – non–current	$3,320,728	$3,799,831	$4,805,024

8.	Loans and borrowings (continued):

	August 31,	February 28,	March 1,
	2011	2011	2010

Current liabilities
Current portion of mortgage loans	$926,761	$926,761	$926,760

Current portion of contributions from a federal program	25,964	32,526	32,526

Current portion of finance lease liabilities	18,855	26,204	43,051
	971,580	985,491	1,002,337

Authorized operating line of credit of $1,000,000, bearing interest at the prime rate plus 2.50%, representing an effective interest rate of 5,50% (February 28, 2011 – 2.50% and 5.50%, March 1, 2010 – 2.25% and 4.50%, respectively). The line of credit is guaranteed by a first–ranking movable mortgage on all accounts receivable and inventories, a second–ranking mortgage on the production plant and a third–ranking mortgage on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). The Company has an authorized exchange line of credit of $200,000, bearing interest at the prime rate plus 1.75%. The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit. As at February 28, 2011, an amount of $630,000 was used under the operating line of credit.

	–	630,000	–

	$971,580	$1,615,491	$1,002,337

9.	Convertible debentures:

Liability balance of convertible debentures as at March 1, 2010	$489,842
Accrued interest	28,804
Accretion of the liability component	44,426
Debentures converted into Neptune units	(563,072)

Liability balance of convertible debentures as at August 31, 2011 and February 28, 2011	$–

10.	Determination of fair values:

Derivatives over equity:

The fair value of derivatives over the equity is determined by using valuation models incorporating the following estimates and assumptions at the following dates:

March 1, 2010

Conversion
	Acasti	option of
	Series II	convertible
Instrument	warrant	debentures

Valuation model	Binomial Model	Binomial Model
Dividend yield	–	–
Volatility	38.87%	154.55%
Estimate life	9 months	9 months
Risk–free rate	1.28%	1.28%

August 31, 2010

Conversion
	Acasti	option of
	Series II	convertible
Instrument	warrant	debentures

Valuation model	Binomial Model	Binomial Model
Dividend yield	–	–
Volatility	46.10%	78.21%
Estimate life	6 months	6 months
Risk–free rate	1.067%	1.067%

August 31, 2011

May 3, 2011
Private placement
Instrument	warrant – USD

Valuation model	Black & Scholes
Dividend yield	–
Volatility	56.57%
Estimate life	1.17 years
Risk–free rate	0.12%

10.	Determination of fair values (continued):

Included in finance costs is the change in fair value of these derivatives over equity:

	August 31, 2011	August 31, 2010

Debenture conversion options	$–	$154,671
Acasti Series II warrants	–	23,685
Private placement warrants – USD	141,874	–

	$141,874	$178,356

11.	Operating segments:

The Company has three reportable segments structured in legal entities, as described below, which are the Company’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Company’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Company’s reportable segments:

  Neptune produces and commercializes nutraceutical products.
  Acasti Pharma Inc. develops and commercializes pharmaceutical applications for cardiovascular diseases.
  NeuroBioPharm Inc. develops and commercializes pharmaceutical neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Company’s CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

11.	Operating segments (continued):

Information about reportable segments: Three months ended August 31, 2011:

	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$4,343,582	$–	$–	$–	$4,343,582
Revenue from internal sale or internal research contracts	–	32,987	–	(32,987)	–
Royalties	79,752	–	–	(70,410)	9,342
Other income – revenue from research contracts	–	–	–	–	–
Research and development expense	(470,838)	(912,835)	(145,227)	32,987	(1,495,913)
Interest income	29,202	6,632	225	–	36,059
Financial expense	123,500	(4,359)	–	–	119,141
Depreciation and amortization	(183,574)	(166,969)	(81,325)	245,611	(186,257)
Stock–based compensation	(482,762)	(299,449)	(108,890)	–	(891,101)
Foreign exchange gain (loss)	98,633	(131)	–	–	98,502
Reportable segment profit (loss) before income tax	246,439	(1,723,982)	(535,597)	245,611	(1,767,529)
Reportable segment assets	41,628,235	10,100,386	3,757,369	(20,091,618)	35,394,372

Three months ended August 31, 2010:

	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$4,087,645	$–	$–	$–	$4,087,645
Revenue from internal sale or internal research contracts	–	–	–	–	–
Royalties	21,450	–	–	(21,450)	–
Other income – revenue from research contracts	–	–	26,681	–	26,681
Research and development expense	(214,898)	(340,606)	(11,557)	–	(567,061)
Interest income	5,160	52	299	–	5,511
Financial expense	40,597	(23,967)	–	–	16,630
Depreciation and amortization	(217,618)	(167,069)	(81,325)	245,611	(220,401)
Stock–based compensation	(139,811)	(56,764)	(16,466)	–	(213,041)
Foreign exchange gain (loss)	106,600	(2,114)	–	–	104,486
Reportable segment profit (loss) before income tax	1,100,577	(706,492)	(116,359)	245,611	523,337
Reportable segment assets	22,374,951	8,398,769	4,144,969	(16,185,385)	18,733,304

11.	Operating segments (continued):

Information about reportable segments: Six months ended August 31, 2011:

	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$8,624,882	$–	$–	$–	$8,624,882
Revenue from internal sale or internal research contracts	239,278	115,966	–	(355,244)	–
Royalties	144,701	–	–	(133,425)	11,276
Other income – revenue from research contracts	–	–	9,464	–	9,464
Research and development expense	(754,285)	(1,373,977)	(219,798)	115,966	(2,232,094)
Interest income	35,501	15,392	225	–	51,118
Financial expense	(315,524)	(4,744)	–	–	(320,268)
Depreciation and amortization	(372,255)	(333,941)	(162,650)	491,222	(377,624)
Stock–based compensation	(839,460)	(447,742)	(192,119)	–	(1,479,321)
Foreign exchange gain (loss)	239,277	(12,947)	–	–	226,330
Reportable segment profit (loss) before income tax	176,775	(2,747,285)	(947,113)	491,222	(3,026,401)
Reportable segment assets	41,628,235	10,100,386	3,757,369	(20,091,618)	35,394,372

Six months ended August 31, 2010:

	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$8,232,318	$–	$–	$–	$8,232,318
Revenue from internal sale or internal research contracts	–	–	–	–	–
Royalties	33,980	–	–	(33,980)	–
Other income – revenue from research contracts	–	–	43,520	–	43,520
Research and development expense	(433,081)	(587,366)	(66,712)	–	(1,087,159)
Interest income	8,049	3,866	299	–	12,214
Financial expense	179,953	(29,512)	–	–	150,441
Depreciation and amortization	(401,063)	(333,782)	(162,650)	491,222	(406,273)
Stock–based compensation	(195,835)	(76,540)	(17,878)	–	(290,253)
Foreign exchange gain (loss)	64,770	(1,838)	–	–	62,932
Reportable segment profit (loss) before income tax	2,043,384	(1,248,801)	(268,363)	491,222	1,017,442
Reportable segment assets	22,374,951	8,398,769	4,144,969	(16,185,385)	18,733,304

12.	Contingencies:

In August 2009, the Company received a complaint filed by Schiff Nutrition Group Inc. (“Schiff”), a former distributor of the Company’s products, in the United States District Court for the District of Utah, Central division, alleging that the Company failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the minimum amount of US$1 million from the Company.

The Company filed a response and counterclaims to the Schiff complaint in the federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff contractor.

No provision has been recorded by the Company as at August 31, 2011 for this matter because the outcome and the amount of loss, if any, are not determinable.

13.	Related parties:

Transaction with key management personnel:

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi–annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non–consolidated basis. For the three–month and six–month period ended August 31, 2011, total royalties included in operating expenses amounted to $43,437 and $88,644, respectively (three–month and six–month periods ended August 31, 2010 – $39,218 and $80,654). As at August 31, 2011, the balance due to this company under this agreement amounts to $180,437 (February 28, 2011 – $177,758; March 1, 2010 – $175,177). This amount is presented in the consolidated statement of financial position under ''Accounts payable and accrued liabilities''

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

Key management personnel compensation:

The key management personnel of the Company are the members of the Board of Directors and certain officers. They control 5% of the voting shares of the Company.

Key management personnel compensation includes the following for the periods ended:

	Three–month periods ended		Six–month periods ended
	August 31,		August 31,
	2011	2010	2011	2010

Share based compensation costs	$358,187	$107,213	$649,750	$137,846

14.	Subsequent events:

(a)	NeuroBiopharm partial spin–off:

On September 1, 2011, NeuroBioPharm filed a Canadian amended and restated non–offering prospectus to become a reporting issuer under Canadian securities regulation. Upon qualification of this prospectus with the securities regulatory authorities, 4,000,000 units of NeuroBioPharm will be distributed by way of dividend–in–kind, to the holders of record of the Company’s shares. Under the terms of the proposed distribution, the holder of record of the Company’s common shares on the record date will receive one unit for each lot of 12.25 common shares held. Each unit will consist of one Class A share of NeuroBioPharm and one–third of a Series 2011–1 warrant. The proposed distribution is subject to regulatory review and is expected to be finalized during the Company’s third quarter of fiscal 2012. The amended and restated prospectus amends and restates a Canadian preliminary non–offering prospectus dated June 28, 2011 in connection with the distribution described above.

14.	Subsequent events (continued):

(b)	Acasti Rights offering:

On September 14, 2011, the Acasti Rights offering expired oversubscribed, and accordingly, the maximum number of shares available for issuance under the terms of the Rights offering have been issued for a total of 6,445,444 shares representing a gross proceeds of $8,056,805.

(c)

On or around January 27, 2010, the Company and Acasti Pharma Inc. filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a U.S. based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co–owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at CDN$3,000,000.

On September 28, 2011 Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross–Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of CDN$2,300,000. The Company denies all material allegations made by Valensa.

The case is currently pending and no trial dates have been set. No provision has been recorded by the Company as at August 31, 2011 for this matter because the outcome and the amount of the loss, if any, are not determinable.

(d)	Memorandum of understanding:

On September 27, 2011, the Company entered into a memorandum of outstanding (“MOU”) with Shanghai KaiChuang Deep Sea Fisheries Co. Ltd. (“SKFC”) for the manufacturing and commercialization of Neptune’s krill products in Asia. Under the MOU, Neptune will license the right to its technology to the joint venture in return for an upfront payment and subsequent royalty payments. The initial cost of the project is expected to reach US$30 million (to be financed by Chinese banks and the parties to the joint venture), and includes the construction of a state–of–the–art production facility in China and the development of a commercial distribution network in Asia. The MOU is subject to the approval by the board of each party as well as by Chinese regulators.

(e)	Conversion warrants:

As at October 9, 2011, 220,479 Conversion warrants were exercised, representing a gross proceeds of $470,538. Also, 14,331 Conversion warrants expired unexercised.

15.	Transition to IFRS:

As stated in note 2(a), these are the Company’s second consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the three–month and six– month periods ended August 31, 2011, the comparative information presented in these financial statements for both the three–month and six– month periods ended August 31, 2010 and the year ended February 28, 2011, and in the preparation of an opening IFRS consolidated statement of financial position at March 1, 2010 (the Company’s date of transition).

In preparing its consolidated interim financial statements in accordance with IFRS 1, the Company applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i)	Borrowing costs:

The Company has elected to apply the transitional provisions of IAS 23, Borrowing Costs to qualifying assets being acquired since the date of transition to IFRS.

15.	Transition to IFRS (continued):

(ii)	Share–based payment:

The Company did not apply IFRS 2, Share–based Payment (“IFRS 2”) to stock options that had vested as at March 1, 2010.

(iii)	Designation of financial assets and financial liabilities:

The Company has elected to re–designate cash and cash equivalents and short–term investments from held–for–trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

(iv)	Non–controlling interests:

The Company will apply prospectively from the date of transition to IFRSs:

  the requirement that total comprehensive income is attributed to the owners of the Company and to the non–controlling interests even if this results in the non–controlling interests having a deficit balance; and

  the requirements for accounting as equity transaction for changes in the Company's ownership interest in a subsidiary that do not result in a loss of control.

Consequently, the balance of non–controlling interest of nil under Canadian GAAP as at February 28, 2010 becomes the balance under IFRS at the date of transition.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under Canadian GAAP (its previous GAAP); unless there is evidence that those estimates were in error’ In preparing its opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from previous GAAP to IFRS has affected the Company’s consolidated financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

15.	Transition to IFRS (continued):

Reconciliation of equity:

	August 31, 2010

		Canadian	IFRS	IFRS
	Note	GAAP	adjustments	reclassifications	IFRS

Assets

Current assets:
Cash		$722,102	$–	$–	$722,102
Short term investments		1,003,078	–	–	1,003,078
Trades and other receivables		3,841,694	–	–	3,841,694
Tax credits receivable		672,998	–	–	672,998
Prepaid expenses		386,141	–	–	386,141
Inventories		4,260,101	–	–	4,260,101

		10,886,114	–	–	10,886,114

Government grant receivable		150,000	–	–	150,000
Property, plant and equipment	(c)	7,407,048	(927,688)	–	6,479,360
Intangible assets		1,217,830	–	–	1,217,830

Total assets		$19,660,992	$(927,688)	$–	$18,733,304

Liabilities and Equity

Current liabilities:
Loans and borrowings		$1,135,589	$–	$–	$1,135,589
Trade and other payables		2,287,470	–	–	2,287,470
Advance payments		827,063	–	–	827,063

		4,250,122	–	–	4,250,122

Loans and borrowings		4,291,613	–	–	4,291,613
Convertible debentures	(g)	511,287	28,546	–	539,833
Debenture conversion options	(g)	–	135,983	–	135,983
Derivative financial liabilities	(f)	–	262,825	–	262,825

Total liabilities		9,053,022	427,354	–	9,480,376

Equity
Share capital		27,217,577	25	–	27,217,602
Warrants		20,506	(1,097)	–	19,409
Contributed surplus		9,269,387	341,546	–	9,610,933
Deficit		(26,062,506)	(1,697,698)	437,946	(27,322,258)

Total equity attributable to equity holders of the Company		10,444,964	(1,357,224)	437,946	9,525,686

Non–controlling interest	(h)	–	–	(437,946)	(437,946)
Subsidiary options		163,006	2,182	–	165,188

Total equity attributable to non–controlling interest		163,006	2,182	(437,946)	(272,758)

Total equity		10,607,970	(1,355,042)	–	9,252,928

Total liabilities and equity		$19,660,992	$(927,688)	$–	$18,733,304

15.	Transition to IFRS (continued):

Reconciliation of earnings and comprehensive income for the three–month period ended August 31, 2010:

		Canadian	IFRS	IFRS
	Note	GAAP	adjustments	reclassifications	IFRS

Revenue from sales and research contracts		$4,114,326	$–	$(26,681)	$4,087,645
Cost of sales and operating expenses		(2,921,479)	–	1,187,967	(1,733,512)
Gross profit		1,192,847	–	1,161,286	2,354,133

Other income – revenue from research contract		–	–	26,681	26,681
Amortization	(c)	(256,750)	36,348	220,402	–
Stock–based compensation	(d)	(194,302)	(18,739)	213,041	–
Selling expenses		–	–	(320,343)	(320,343)
General and administrative expenses	(c)	–	103,959	(1,200,659)	(1,096,700)
Research and development expenses, net of tax credit of $239,644		(466,653)	–	(100,408)	(567,061)
		275,142	121,568	–	396,710

Interest income		5,511	–	–	5,511
Finance (expenses) income		(110,802)	127,432	–	16,630
Foreign exchange gain		104,486	–	–	104,486
Net finance (expense) income		(805)	127,432	–	126,627

Net profit and total comprehensive income for the period		$274,337	$249,000	$–	$523,337

Net profit and comprehensive income attributable to:
Owner of the Company					$814,703
Non–controlling interest					(291,366)

Net profit and comprehensive income for the period					$523,337

Basic earnings per share		$0.01			$0.01
Diluted earnings per share		0.01			0.01

15.	Transition to IFRS (continued):

Reconciliation of earnings and comprehensive income for the six–month period ended August 31, 2010:

		Canadian	IFRS	IFRS
	Note	GAAP	adjustments	reclassifications	IFRS

Revenue from sales and research contracts		$8,275,838	$–	$(43,520)	$8,232,318
Cost of sales and operating expenses		(5,892,978)	–	2,462,148	(3,430,830)
Gross profit		2,382,860	–	2,418,628	4,801,488

Other income – revenue from research contract		–	–	43,520	43,520
Selling expenses		–	–	(578,700)	(578,700)
General and administrative expenses	(c)	–	92,372	(2,479,666)	(2,387,294)
Research and development expenses, net of tax credit of $214,733		(986,751)	–	(100,408)	(1,087,159)
Amortization	(c)	(457,833)	51,460	406,373	–
Stock–based compensation	(d)	(309,047)	18,794	290,253	–
Gain on dilution		272,298	(272,298)	–	–
		901,527	(109,672)	–	791,855

Interest income		12,214	–	–	12,214
Finance (expenses) income		(225,939)	376,380	–	150,441
Foreign exchange gain		62,932	–	–	62,932
Net finance (expenses) income		(150,793)	376,380	–	225,587

Net profit (loss) and total comprehensive income (loss) for the period		$750,734	$266,708	$–	$1,017,442

Net profit (loss) and comprehensive income (loss) attributable to:
Owner of the Company					$1,527,806
Non–controlling interest					(510,364)

Net profit (loss) and comprehensive income (loss) for the period					$1,017,442

Basic earnings (loss) per share		$0.02			$0.026
Diluted earnings (loss) per share		0.02			0.026

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows under previous Canadian GAAP.

15.	Transition to IFRS (continued):

Notes to the reconciliations:

(a)	Reconciliation of equity:

	Note	August 31, 2010

Equity under Canadian GAAP		$10,607,970

Adjustments:
Property, plant and equipment	(c)	(927,688)
Convertible debenture	(g)	(28,546)
Debenture conversion options	(g)	(135,983)
Derivative financial liabilities	(f)	(262,825)

Equity under IFRS		$9,252,928

(b)	Reconciliation of net earnings and comprehensive income:

	Three–month period		Six–month period
	Note	August 31, 2010	August 31, 2010

Net earnings and comprehensive income under Canadian GAAP		$274,337	$750,734

Adjustments:
Property, plant and equipment	(c)	140,307	143,832
Share–based payments	(d)	(18,739)	18,794
Finance costs	(f) – (g)	127,432	376,380
Gain on dilution	(h)	–	(272,298)

Net earnings and comprehensive income under IFRS		$523,337	$1,017,442

(c)	Property, plant and equipment – component accounting:

Under Canadian GAAP, the Company did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting is required. In accordance with IFRSs, the Company applied component accounting to its buildings.

15.	Transition to IFRS (continued):

(d)	Share based payment – equity instruments:

As permitted by IFRS 1, the Company elected to apply the exemptions for share–based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock–based awards vest in installments over a specified vesting period. Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share–based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Company accounted for stock–based awards that vested in installments as a single award with a vesting period based on the total life of the award. In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share–based awards pending shareholders’ approval, unless approval was assured. Under IFRS, share–based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant–date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant–date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share–based payment expense is adjusted in each period accordingly.

The effects of those differences were respectively an increase to contributed surplus and stock–based compensation expense in the amount of $18,739 for the three–month period ended August 31, 2010 and a decrease to contributed surplus and stock–based compensation expense in the amount of $18,794 for the six–month period ended August 31, 2010.

(e)	Debenture Call–Options:

Under previous Canadian GAAP, the Debenture Call–Options over Acasti shares issued by Neptune were determined to be an equity instrument. Under IFRS, the Company concluded that the Debenture Call–Options are classified as liabilities until November 15, 2009, as their conversion ratio remained subject to adjustment if a new financing had been concluded at a price per Class A share below $0.25 until that date. After the expiry of this feature, the instrument was determined to meet the criteria for equity classification.

As derivative liabilities are to be recorded at their fair values through profit and loss, the Company determined that the instruments outstanding as at November 15, 2009 had a fair value of $244,612. In reconciling to IFRS, the increase in fair value from the grant–date nil carrying amount was recognized as a pre–transition loss, which became the carrying amount of the non–controlling interest equity instrument subsequent to November 15, 2009 and therefore at the date of transition.

(f)	Warrants:

The Company issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity–classified, recorded at their initial fair value in shareholder’s equity and were not re–measured subsequently. Under IFRS, the Company determined that all warrants issued by the Company met the criteria for equity classification with the exception of the Acasti Series II warrants. These warrants are not equity–classified under IFRS as the settlement alternatives for these warrants also provide for a cash–settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Company valued the Acasti Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 10. The estimated fair value is recorded in the consolidated balance sheets in “Derivative financial liabilities”. Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $233,790 to retained earnings at that date.

Subsequent changes in the estimated fair value of the Acasti Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income. Consequently, a fair value increase of $23,800 and $29,196 were recognized as adjustment for the three month and six–month periods ended August 31, 2010.

15.	Transition to IFRS (continued):

(g)	Convertible debentures:

In 2008, the Company issued convertible debentures that were partially outstanding at the date of transition.

Under previous Canadian GAAP, the convertible debentures were treated as compound instrument containing a debt and an equity component. On initial recognition of the debentures, the proceeds received were allocated to their component parts based on the proportionate fair value method. The amount recorded in equity for the above notes was not re–measured subsequent to their initial recognition under previous Canadian GAAP.

Under IFRS, convertible debentures are treated as hybrid financial instruments comprising debt and embedded derivative. The equity conversion option, previously recognized as the equity component under Canadian GAAP, was determined to be a liability–classified embedded derivative. Under IFRS, a derivative over an entity’s own equity can be classified as equity when it is to be settled through the exchange of a fixed number of shares for a fixed consideration. The option to settle into Neptune units did not meet this requirement, as the Conversion Warrants would be settled by using an amount of cash that varies until conversion occurs. Consistent with practice under IFRS, the fair value of the embedded derivative would have been recorded in full at the issue date. The detachable financial instruments would have also been recorded at full value as a cost of financing. Those components have previously been measured at their proportionate issue date fair value under Canadian GAAP. As a result, the issue date carrying amount of the debt host was reduced and a new effective interest rate was determined to accrete the amount to the principal value through maturity. At the date of transition, the IFRS amortized cost of the debenture was determined to be $21,978 higher than under previous GAAP and the carrying amount of Debenture Warrants to be $57,568 higher. Those differences were charged to retained earnings at that date.

The Company valued the embedded equity conversion derivative at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 10. The estimated fair value is recorded in the consolidated balance sheets in “Debenture conversion options”.

At the date of transition, the carrying amount of the Canadian GAAP equity component of $80,430 was reclassified to this account, along with an increment of $409,032 from retained earnings to reflect fair value at that date.

Subsequent changes in the estimated fair value of the embedded derivative through to expiry were recorded as adjustments to finance costs in the statement of earnings and comprehensive income, along with the increase in accretion expense. Consequently, a net charge of $129,225 was recognized as an adjustment for the three month period ended August 31, 2010 and $303,489 for the six–month period ended August 31, 2010.

(h)	Non–controlling interest:

At the date of transition, Neptune applied IAS 27 – Consolidated and Separate Financial Statements, as amended in 2008. The accounting guidance under IFRS impacted the Company’s accounting for non–controlling interest in three different ways compared to previous Canadian GAAP.

First, in determining consolidated comprehensive income, deduction is made for the portion attributable to the non–controlling interest, and the non–controlling interest is presented as a separate component of consolidated equity. Second, the non–controlling interest continues to be attributed its share of losses of a subsidiary even if that attribution results in a deficit non–controlling interest balance. Third, transactions with non–controlling interest that do not result in a change in control of the subsidiary are treated as equity transactions, with no gain or loss on dilution being recognized.

As previously noted, the Company uses an exemption from retrospective application, and therefore, the requirements were applied prospectively from March 1, 2010. As a result, the carrying amount of nil non–controlling interest under Canadian GAAP was determined to be the IFRS carrying amount at that date.

The recognition of the gain on dilution under Canadian GAAP, in the amount of $272,298 for the six–month period ended August 31, 2010 was reversed, as it is now accounted for as an equity transaction. This entry has no impact on the shareholders’ equity reconciliation as it is already included therein.

15.	Transition to IFRS (continued):

(h)	Non–controlling interest (continued):

In accordance with new guidance, the Company allocated losses of its majority–owned subsidiary Acasti to controlling and non–controlling interests based on their proportionate shareholdings in Acasti’s Class A shares throughout the year. Also, it calculated the changes in carrying amounts of non–controlling interest for each transaction that occurred during the year.

The following details the changes in non–controlling interest in accordance with IFRS:

	Three–month period	Six–month period
	August 31, 2010	August 31, 2010

Non–controlling interest, beginning of period	$(146,580)	$–
Exercise of Debenture Call–Options	–	72,418
Net loss and comprehensive loss attributable to the non–controlling interest	(291,366)	(510,364)

	$(437,946)	$(437,946)

(i)	Presentation of statement of operations:

As the Company has elected to present its analysis of expenses recognized in comprehensive loss using a classification based on their function with the Company, amortization expense and stock–based compensation expense were reallocated to cost of sales, general and administrative and research and development expenses.